

Mail Stop 3561

August 21, 2008

Daniel J. Dorman
Principal Executive Officer
Sandston Corporation
40950 Woodward Avenue, Suite 304
Bloomfield Hills, Michigan

> **Re: Sandston Corporation**
> **Amendment No. 1 to**
> **Form 10-KSB**
> **Filed August 15, 2008**
> **File No. 001-15481**

Dear Mr. Dorman:

We have reviewed your filing and have the following comments. We have limited our review of your filing to the issues we have addressed in our comments.

General

1.   We note that in your amended Form 10-KSB your management has concluded that disclosure controls and procedures were effective as of the end of the fiscal year. In our letter dated July 17, 2008, we asked you to consider whether management's failure to provide its report on internal control over financial reporting impacts its conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year. Please advise us in your correspondence of the factors you considered and highlight for us those factors that supported your conclusion. In particular, please explain how you considered the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, it is our view that failure to file management's report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting. In light of these facts, please explain how you could conclude that disclosure controls and

procedures were effective. Alternatively, please further amend the Form 10-KSB to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures, including a conclusion that the disclosure controls and procedures were not effective as of the end of the fiscal year.

2.   We note that both Exhibits 31.01 and 31.02 reference Mr. Dorman's title as principal executive officer. Please revise the certifications to indicate the different capacities in which he signs them. Alternatively, you may file one certification and indicate both titles beneath the signature. See Q&A No. 12 from the Division's November 8, 2002 FAQs, available at http://www.sec.gov/divisions/corpfin/faqs/soxact2002.htm.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing any amendment and response to our comments.

You may contact John Dana Brown at (202) 551-3859 or me at (202) 551-3536 if you have questions regarding these comments.

Sincerely,

Jim Lopez
Legal Branch Chief